Exhibit 99.1

February 24, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Annual Financial Results for Gazit-Globe Ltd.’s Subsidiary First Capital Realty Inc. for Year End 2013

Below please find an announcement from First Capital Realty Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 45.2% ownership), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its annual 2013 financial results, as published on February 20, 2014 in Canada.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

FIRST CAPITAL REALTY ANNOUNCES Q4 AND YEAR END RESULTS

Continues to precisely execute its strategy

Toronto, Ontario (February 20, 2014) – First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR) Canada’s leading owner, developer and manager of well located, high quality, urban retail-centered properties, announced today financial results for the three months and year ended December 31, 2013.

During the year, First Capital Realty generated 3.0% growth in Funds from Operations (“FFO”) per share and 4.3% growth in Adjusted Funds from Operations (“AFFO”) per share, excluding other gains, losses and expenses, while continuing disciplined execution of its strategy, including the following:

•	Invested $282 million in development, redevelopment, intensification and portfolio improvement activities at its shopping centres;

•	Delivered 518,000 square feet of newly developed and redeveloped space in its shopping centres, of which 464,000 square feet (90%) was occupied at completion and leased at an average rate of $22.93 per square foot;

•	Expanded the urban footprint of its shopping centre portfolio, investing $60.3 million in two well-located properties in existing core urban markets, $127.9 million in 17 properties adjacent to its existing shopping centres and $36.5 million in five development land parcels for future development;

•	Recycled capital totalling $260 million from dispositions of non-core assets, representing a gain of $9.4 million over the December 31, 2012 IFRS value and $22 million greater than invested cost;

•	Maintained debt maturities at 5.3 years through the issuance of $450 million of senior unsecured debentures, repayment (including early repayment of certain 2013 and 2014 maturities) of mortgages and senior unsecured debentures totalling $273 million, and the assumption of $40 million of mortgages by purchaser on sale of investment properties.

“We continue to precisely execute our stated strategy” said Dori J. Segal, President and CEO. “The best opportunity for us, on a risk-adjusted basis, is to continue to recycle capital into investments in repositioning and intensification of our existing and adjacent assets.”

YEAR END HIGHLIGHTS

	$ millions
Year ended December 31	2013	2012(1)
Total assets	$7,596	$7,262
Enterprise value (2)	$7,319	$7,301
Debt to total assets (2)	42.9%	42.1%
Debt to enterprise value (2)	44.3%	41.8%
Weighted term of fixed-rate debt (years) (2)	5.3	5.3
Property rental revenue	$636	$583
Net operating income (NOI) (2)	$401	$372

	in millions (except shares)		per share
Year ended December 31	2013	2012(1)	2013	2012(1)
Funds from Operations (FFO) (2)	$215.5	$189.1	$1.03	$1.00
FFO excluding other gains (losses) and (expenses)	$214.5	$189.7	$1.03	$1.00
Weighted average diluted shares for FFO (000s)	208,877	189,876
Adjusted Funds from Operations (AFFO) (2) (3)	$225.2	$195.9	$1.00	$0.95
AFFO excluding other gains (losses) and (expenses)	$218.5	$192.4	$0.97	$0.93
Weighted average diluted shares for AFFO (000s)	224,767	206,573
Net income attributable to common shareholders	$214.9	$392.9	$1.01	$1.98

(1)	Restated for the effects of the adoption of IFRS 10, “Consolidated Financial Statements” and IFRS 11, “Joint Arrangements”. Refer to Note 3 to the audited consolidated financial statements for further information.
(2)	See “Non-IFRS Supplemental Financial Measures” section of this press release.
(3)	See “FFO and AFFO” section of this press release. 2012 is Restated.

•	Invested $571 million in development activities, acquisitions, property improvements and other real estate assets;

•	Added 804,000 square feet of gross leasable area from acquisitions, development and redevelopment coming on line;

•	Acquired one medical office and retail property, one shopping centre, 17 properties adjacent to existing shopping centres, and five development land parcels. These acquisitions added 286,000 square feet of gross leasable area and 12.6 acres of land for future development;

•	Disposed of ten shopping centres, six land parcels, an interest in one land parcel and other real estate assets for gross proceeds of $260 million and a reduction in gross leasable area of 1,105,000 square feet;

•	3.7% total same property NOI growth; 2.7% same property – stable NOI growth;

•	10.0% rate per square foot increase on 1,419,000 square feet of renewal leases;

•	Occupancy of same property – stable of 97.6% consistent with 97.6% at December 31, 2012;

•	Total occupancy of 95.5% compared to 95.6% at December 31, 2012;

•	Gross new leasing totalled 1,007,000 square feet including development and redevelopment coming on line; lease closures totalled 566,000 square feet and closures for redevelopment totalled 121,000 square feet;

•	Completed new leasing on existing space totalling 543,000 square feet at an average rate of $19.77 per square foot; lease rates on new development and redevelopment coming on line totaling 464,000 square feet at an average rate of $22.93 per square foot;

•	Lease rates on openings and redevelopment coming on line increased by 1.3% versus all lease closures;

•	Average lease rate per occupied square foot increased by $0.34 from December 31, 2012 to $17.74 at December 31, 2013, before acquisitions and dispositions;

•	Average lease rate per occupied square foot increased by $0.45 from December 31, 2012 to $17.96 at December 31, 2013, including acquisitions and dispositions.

FOURTH QUARTER HIGHLIGHTS

	in millions (except shares)		per share
Three months ended December 31	2013	2012(1)	2013	2012(1)
Funds from Operations (FFO) (2)	$55.8	$49.1	$0.27	$0.24
FFO excluding other gains (losses) and (expenses)	$55.7	$50.8	$0.27	$0.24
Weighted average diluted shares for FFO (000s)	209,486	207,930
Adjusted Funds from Operations (AFFO) (2) (3)	$57.2	$52.4	$0.25	$0.24
AFFO excluding other gains (losses) and (expenses)	$57.1	$50.9	$0.25	$0.23
Weighted average diluted shares for AFFO (000s)	226,183	222,632
Net income attributable to common shareholders	$47.9	$69.9	$0.23	$0.33

(1)	Restated for the effects of the adoption of IFRS 10, “Consolidated Financial Statements” and IFRS 11, “Joint Arrangements”. Refer to Note 3 to the audited consolidated financial statements for further information.
(2)	See “Non-IFRS Supplemental Financial Measures” section of this press release.
(3)	See “FFO and AFFO” section of this press release. 2012 is Restated.

•	Invested $149 million in development activities, acquisitions, property improvements and other real estate assets;

•	Added 251,000 square feet of gross leasable area from acquisitions, development and redevelopment coming on line;

•	Acquired five properties adjacent to existing shopping centres and one development land parcel, adding 16,000 square feet of gross leasable area and 0.2 acres of land for future development;

•	4.2% total same property NOI growth; 4.2% same property – stable NOI growth;

•	Gross new leasing totalled 348,000 square feet including development and redevelopment coming on line; lease closures totalled 107,000 square feet and closures for redevelopment totalled 14,000 square feet;

•	Completed new leasing on existing space totalling 196,000 square feet at an average rate of $18.90 per square foot; lease rates on new development and redevelopment coming on line totaling 152,000 square feet at an average rate of $20.35 per square foot.

NET INCOME

	Three months ended December 31		Year ended December 31
($ millions, except per share amounts)	2013	2012(1)	2013	2012(1)
Net income attributable to common shareholders	$47.9	$69.9	$214.9	$392.9
Net income per share attributable to common shareholders (diluted)	$0.23	$0.33	$1.01	$1.98

(1)	Restated for the effects of the adoption of IFRS 10, “Consolidated Financial Statements” and IFRS 11,“Joint Arrangements”. Refer to Note 3 to the audited consolidated financial statements for further information.

Net income attributable to common shareholders for the three months ended December 31, 2013 was $47.9 million or $0.23 per share (diluted) compared to $69.9 million or $0.33 per share (diluted) for the three months ended December 31, 2012. Net income attributable to common shareholders for the year ended December 31, 2013 was $214.9 million or $1.01 per share (diluted) compared to $392.9 million or $1.98 per share (diluted) for the year ended December 31, 2012.

For the three months ended December 31, 2013, the decrease in net income as compared to same prior year period is primarily due to a $31.6 million difference in fair value gain on investment properties and the related reduction in deferred income taxes, offset by an increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line and same property NOI growth. On a per share basis, the decrease is also partially due to the increase in the weighted average number of common shares outstanding resulting from various financing activities and growth of the Company.

For the year ended December 31, 2013, the decrease in net income as compared to the prior year is primarily due to a $230.9 million difference in fair value gain on investment properties and the related reduction in deferred income taxes, offset by an increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line and same property NOI growth. On a per share basis, the decrease is also partially due to the increase in the weighted average number of common shares outstanding resulting from various equity financing activities and growth of the Company.

FFO AND AFFO

FFO is considered a meaningful additional financial measure of operating performance, as it excludes fair value gains and losses on investment properties. FFO also adjusts for certain items included in IFRS net income that may not be the most appropriate determinants of the long-term operating performance of the Company including certain cash and non-cash gains and losses, as well as adjustments to non-controlling interest to reflect FFO attributable to the Company, and provides a perspective on the financial performance that is not immediately apparent from net income determined in accordance with IFRS. The weighted average number of diluted shares outstanding for FFO is calculated assuming conversion of only those convertible debentures outstanding that would have a dilutive effect upon conversion, at the holders’ contractual conversion price.

FFO for the three months ended December 31, 2013 totalled $55.8 million or $0.27 per share (diluted) compared to $49.1 million or $0.24 per share (diluted) in the same prior year period. For the year, FFO increased to $215.5 million or $1.03 per share (diluted) from $189.1 million or $1.00 per share (diluted) in the prior year. The increase in FFO is primarily due to the increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line, same property NOI growth, and increased interest and other income from other real estate investments. The effects of the increase in NOI and interest and other income were partially offset by increases in interest expense and corporate expenses. On a per share basis, the increases in FFO were offset by an increase in the weighted average number of common shares outstanding resulting from various equity financing activities.

AFFO is calculated by adjusting FFO for non-cash and other items including interest payable in shares, straight-line rent adjustments, non-cash compensation expense, same property capital expenditures and leasing costs for maintaining shopping centre infrastructures, certain other gains or losses, and adjustments to non-controlling interest to reflect AFFO attributable to the Company. Residential inventory pre-sale costs are recognized in AFFO when the Company recognizes revenue from the sale of residential units. The weighted average number of diluted shares outstanding for AFFO is adjusted to assume conversion of all outstanding convertible debentures, calculated using the holders’ contractual conversion price. In the fourth quarter of 2013, the definition of revenue sustaining capital expenditure has been further refined by property category in order to be consistent with how the Company evaluates and categorizes its business operations. Previously, revenue sustaining capital expenditures were deducted from AFFO in all properties regardless of property category. The refinement excludes from the calculation of AFFO capital expenditures incurred in conjunction with a ground-up development, major redevelopment, acquisition and disposition activities, which are, by their nature, value enhancing activities. Refer to the “Results of Operations – Funds from Operations and Adjusted Funds from Operations” section of Management’s Discussion and Analysis (MD&A) for further discussion.

AFFO for the three months ended December 31, 2013 totalled $57.2 million or $0.25 per share (diluted) compared to $52.4 million as restated or $0.24 per share (diluted) as restated in the same prior year period. AFFO included $0.1 million of other net gains in the quarter compared to $1.5 million of other net gains in the same prior year period. AFFO was $225.2 million or $1.00 per share (diluted) for the year ended December 31, 2013 compared to $195.9 million as restated or $0.95 per share (diluted) as restated in the prior year. AFFO included $6.7 million of other net gains primarily arising from the net gain on sale of residential inventory and the gain on settlement of litigation, compared to $3.5 million of other net gains in the prior year.

Refer to the “Results of Operations – Funds from Operations and Adjusted Funds from Operations”, “Results of Operations – Other Gains (Losses) and (Expenses)”, and “Results of Operations – Net Operating Income” sections in MD&A for further information.

Property rental revenue, NOI, FFO and AFFO disclosed in this press release, include the Company’s portion of its joint venture accounts presented using the equity basis in the audited consolidated financial statements.

FINANCING AND CAPITAL MARKET HIGHLIGHTS

The Company completed the following financing activities for the year ended December 31, 2013:

•	Issued $450 million of new unsecured debentures at a weighted term of 10.2 years at issuances and a weighted average coupon of 3.97%.

•	Redeemed the $53.9 million remaining outstanding on Series E unsecured debentures on June 7, 2013. Prepayment premium was $1.4 million.

•	Repaid and prepaid in the year $219.0 million of mortgages payable with an average interest rate at 5.47%. Related prepayment penalties totalled $2.7 million. Increased borrowings during Q4, 2013, from existing lenders on mortgaged properties for a total of $46.6 million at a weighted average term (co-terminus with existing mortgage maturity) of 4.1 years and a weighted average rate of 3.69%.

•	Weighted average interest rate on fixed-rate debt and senior unsecured debentures at December 31, 2013, of 5.09% compared to 5.28% at December 31, 2012.

•	Subsequent to year-end issued $150 million Series R senior unsecured debentures with a coupon of 4.79%, and $75 million on a reopening of the same series at a yield of 4.537%.

•	Issued $30 million of equity and $58 million of “cashless” convertible debentures.

2013 ACTUAL RESULTS COMPARED TO 2013 GUIDANCE

The purpose of the Company‘s guidance is to provide Management‘s view as to the expected financial performance of the Company using factors that are commonly accepted, and viewed as meaningful indicators of financial performance, in the real estate industry. A reconciliation of the Company‘s current guidance to the previously provided guidance follows.

	2013 Guidance as at Q3		2013 Actual
(per share amounts, except for projected FFO, AFFO and shares outstanding)	Low	High
Net income attributable to common shareholders ($ millions)	$219.2	$220.9	$214.9
Net income per share (using weighted average FFO shares outstanding)	$1.05	$1.06	$1.03
Adjustments
Fair value increase, deferred income taxes, other gains and losses	$(0.03)	$(0.03)	$0.00
FFO per share / FFO excluding other gains and losses (1)	$1.02/$1.02	$1.03/$1.03	$1.03/$1.03
FFO ($ millions) (1)	$212.6	$215.3	$215.5
Weighted average shares outstanding (in millions) for FFO share calculations	208.9		208.9
FFO ($ millions)	$212.6	$215.3	$215.5
Weighted average shares outstanding (in millions) for AFFO share calculations (including conversion of convertible debentures)	225.4		224.8
FFO per share (using weighted average AFFO shares outstanding)	$0.94	$0.95	$0.96
Revenue sustaining capital expenditures (2)	$(0.09)	$(0.09)	$(0.06)
Non-cash items, net	$0.10	$0.11	$0.10
AFFO per share / AFFO excluding other gains and losses (1)	$0.95/$0.93	$0.97/$0.95	$1.00/$0.97

(1)	See “Non-IFRS Supplemental Financial Measures” section of this press release.
(2)	See “FFO and AFFO” section of this press release.

Actual net income attributable to common shareholders of $214.9 million is lower than guided due to higher deferred income tax expense and higher corporate expenses, which were offset by higher property NOI.

The positive variance in FFO is attributable to the increase in NOI versus the guidance, and was partially offset by an increase in corporate expenses.

Total same property NOI growth was guided to be in a range of 2.9% to 3.1%; and same property—stable NOI growth was forecast to be in a range of 2.2% to 2.4%; actual same property NOI growth was 3.7% and same property—stable NOI growth of 2.7%; the increased same property growth is due to slightly improved occupancy and operating cost and realty tax recoveries margins and collections of previously written off tenant receivables.

Revenue sustaining capital expenditures were guided at Q3 to be approximately $0.78 per square foot on average based on all property categories of the Company’s portfolio. In the fourth quarter of 2013, the definition of revenue sustaining capital expenditure has been further refined by property category in order to be consistent with how the Company evaluates and categorizes its business operations. Previously, revenue sustaining capital expenditures were classified in all property categories. The refinement excludes from revenue sustaining capital expenditures those expenditures incurred in conjunction with a ground-up development, major redevelopment, acquisition and disposition activities which are, by their nature, value-enhancing activities. Actual 2013 revenue sustaining capital expenditures on a same property basis were on average $0.84 per square foot. Had the projected revenue sustaining capital expenditures for AFFO purposes been guided on this refined basis, the low and high AFFO per diluted share would have been $0.02 higher. Refer to the “FFO and AFFO” section of this press release.

2014 GUIDANCE

(per share amounts, except for projected FFO & AFFO, and shares outstanding)	Low	High
Net income attributable to common shareholders ($ millions)	$163.9	$167.0
Projected net income per share (using weighted average FFO shares outstanding)	$0.78	$0.80
Other adjustments	—	—
Deferred income taxes	0.27	0.27
Projected FFO per share	$1.05	$1.07
Projected FFO ($ millions)	220.5	225.0
Projected weighted average shares outstanding (in millions) for FFO share calculations	210.5
Projected FFO ($ millions)	220.5	225.0
Projected weighted average shares outstanding (in millions) for AFFO share calculations (including conversion of all outstanding convertible debentures)	226.9
Projected FFO (using weighted average AFFO shares outstanding)	$0.97	$0.99
Projected revenue sustaining capital expenditures	(0.07)	(0.07)
Projected non-cash items, net	0.09	0.09
Projected AFFO per share	$0.99	$1.01

Projections involve numerous assumptions such as rental income (including assumptions on timing of lease-up, development coming on line and levels of percentage rent), interest rates, tenant defaults, corporate expenses, the level and timing of acquisitions of income-producing properties, investments in other real estate assets, the Company‘s capital structure and cost of capital raised, the number of shares outstanding and numerous other factors. Not all factors which affect our range of projected net income,

FFO and AFFO are determinable at this time; actual results may vary from the projected results in a material respect, and may be above or below the range presented in a material respect.

2014 guidance is based on the following major assumptions:

•	Total same property NOI growth of 3.25% to 4.00%; same property – stable NOI growth of 2.25% to 2.75%;

•	Development, redevelopment and expansion coming on line (space is turned over to tenants for fixturing) of 250,000 to 300,000 square feet with related invested cost of $120 to $140 million including land cost;

•	Income-producing acquisitions totalling approximately $100 to $150 million for the year assuming no accretion;

•	Disposition of approximately $250 million of income-producing properties;

•	Revenue sustaining capital expenditures on same properties are expected to be approximately $0.86 to $0.87 per square foot on average, an increase of $0.02 to $0.03 per square foot over 2013 on the same property portfolio;

•	No assumption for new equity capital; leverage assumption is +/- 50bps on average during the year;

•	Corporate expenses are expected to be consistent with the prior year.

Readers should refer to the section below titled “Forward-Looking Statements” for important information regarding the risks and uncertainties associated with the Company‘s guidance.

For further information on Management‘s outlook and view on the business environment please refer to the “Outlook and Business Environment” section of the MD&A for the year ended December 31, 2013.

SUBSEQUENT EVENTS

Dividend

The Company announced that it will pay a first quarter dividend of $0.21 per common share on April 10, 2014 to shareholders of record on March 27, 2014.

Seton Gateway, Alberta

On January 24, 2014, the Company entered into a binding agreement to acquire Seton Gateway, a 125,000 square foot newly developed supermarket and drugstore anchored shopping centre on 11.8 acres of land in Calgary, Alberta. The property is being acquired in a 50/50 co-ownership with an institutional partner. The Company has been retained as exclusive asset and property manager. The purchase price of approximately $73.2 million ($36.6 million at the Company‘s 50% interest), including closing costs, will be satisfied in cash. The acquisition is expected to be completed in the first quarter of 2014 and is subject to customary closing conditions.

PAYMENT OF CONVERTIBLE DEBENTURE INTEREST OWING ON MARCH 31, 2014 IN SHARES

Consistent with past practice and its stated intention, First Capital Realty will pay the interest due on March 31, 2014 to holders of its 5.70% convertible unsecured subordinated debentures due June 30, 2017 (FCR.DB.D), to holders of its 5.40% convertible unsecured subordinated debentures due January 31, 2019 (FCR.DB.E), to holders of its 5.25% convertible unsecured subordinated debentures due January 31, 2019 (FCR.DB.F), to holders of its 5.25% convertible unsecured subordinated debentures due March 31, 2018 (FCR.DB.G), to holders of its 4.95% convertible unsecured subordinated debentures due March 31, 2017 (FCR.DB.H), to holders of its 4.75% convertible unsecured subordinated debentures due July 31, 2019 (FCR.DB.I) and to holders of its 4.45% convertible unsecured subordinated debentures due February 28, 2020 (FCR.DB.J) by the issuance of common shares. The number of common shares to be issued per $1,000 principal amount of debentures will be calculated by dividing the dollar amount of interest payable by an amount equal to 97% of the volume-weighted average trading price of the common shares of First Capital Realty on the Toronto Stock Exchange calculated for the 20 consecutive trading days ending on March 24, 2014. The aggregate interest payment is approximately $9.98 million.

It is the current intention of First Capital Realty to continue to satisfy its obligations to pay principal and interest on its convertible unsecured subordinated debentures by issuance of common shares.

REGULATORY FILINGS AND ADDITIONAL INFORMATION

First Capital Realty’s financial statements and MD&A for the year ended December 31, 2013 will be filed today on the Company’s website at www.firstcapitalrealty.ca in the ‘Investors’ section, and on the Canadian Securities Administrators’ website at www.sedar.com.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate in its live conference call with senior management announcing the Company’s fourth quarter results on Friday, February 21, 2014 at 10.00 a.m. (ET).

Teleconference:

You can participate in the live conference toll-free at 866-696-5910 or at 416-340-2217 with access code 5014901. In order to ensure your participation, please dial-in five minutes prior to the scheduled start time of the call. The call will be archived through March 7, 2014 and can be accessed by dialing toll free 800-408-3053 or 905-694-9451 with access code 4927354.

Webcast:

To access the webcast and corporate presentation, go to First Capital Realty’s website at www.firstcapitalrealty.ca and click on the link for the webcast on our Home Page. The webcast will be archived on our home page for 30 days and can be accessed thereafter in the ‘Investors’ section of our website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. If you hang up, you can reconnect by dialing 888-789-9572 or 416-695-7806. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and manager of well located, high quality urban retail-centered properties where people live and shop for everyday life. The Company currently owns interests in 164 properties, including four ground-up development projects, totalling approximately 24.5 million square feet of gross leasable area and one land site in the planning stage for future retail development.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited quarterly and audited consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). In this and other earnings releases and investor conference calls, as a complement to results provided in accordance with IFRS, the Company also discloses and discusses certain non-IFRS financial measures, including but not limited to NOI, FFO, AFFO, debt and enterprise value. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the year ended December 31, 2013, which should be read in conjunction with this news release. Since NOI, FFO and AFFO do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents these non-IFRS measures as Management believes they are commonly accepted and meaningful financial measures of operating performance in the real estate industry. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-Looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can generally be identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “project”, “expect”, “intend”, “outlook”, “objective”, “may”, “will”, “should”, “continue” and similar expressions. The forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements, including, without limitation, those set forth in the “2014 Guidance” section of this press release. Moreover, the assumptions underlying the Company’s forward-looking statements contained in the “2014 Guidance” section of this press release also include that consumer demand will remain stable and demographic trends will continue.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that the actual results or developments will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s MD&A for the year ended December 31, 2013 and under “Risk Factors” in its current Annual Information Form. Factors that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements, in addition to those factors described in the aforementioned “Risks and Uncertainties” and “Risk Factors” sections, include, but are not limited to: general economic conditions; real property ownership; the availability of new competitive supply of retail properties which may become available either through construction, lease or sublease; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; repayment of indebtedness and the availability of debt and equity financing; changes in interest rates and credit spreads; changes to credit ratings; tenant financial difficulties; defaults and bankruptcies; the relative illiquidity of real property; unexpected costs or liabilities related to acquisitions, development and construction; increases in operating costs and property taxes; residential development, sales and leasing; compliance with financial covenants; changes in governmental regulation; environmental liability and compliance costs; unexpected costs or liabilities related to dispositions; challenges associated with the integration of acquisitions into the Company; uninsured losses and First Capital Realty’s ability to obtain insurance coverage at a reasonable cost; risks in joint ventures; matters associated with significant shareholders; geographic concentration of assets; investments subject to credit and market risk; loss of key personnel; and the ability of health care tenants to maintain licences, certifications and accreditations.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Dori J. Segal, President & CEO, or

Karen H. Weaver, Executive Vice President & CFO

First Capital Realty Inc.

85 Hanna Avenue, Suite 400

Toronto, Ontario, Canada M6K 3S3

Tel: (416) 504-4114

www.firstcapitalrealty.ca

TSX : FCR